As filed with the Securities and Exchange Commission on March 6, 2025.
Registration Nos. 333-280485
811-22328

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form N-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
☒
Pre-Effective Amendment No. __
☐
Post-Effective Amendment No. 1
☒
and/or
REGISTRATION STATEMENT
UNDER
THE INVESTMENT COMPANY ACT OF 1940
☒
Amendment No. 10
☒
(Check Appropriate Box or Boxes)

COLUMBIA SELIGMAN PREMIUM TECHNOLOGY GROWTH FUND, INC.
(Exact Name of Registrant as Specified in Charter)

290 Congress Street, Boston, Massachusetts 02210
(Address of Principal Executive Offices) (Zip Code)
Registrant’s Telephone Number, Including Area Code: (866) 666-1532

Daniel J. Beckman c/o Columbia Management Investment Advisers, LLC 290 Congress Street Boston, Massachusetts 02210	Ryan C. Larrenaga, Esq. c/o Columbia Management Investment Advisers, LLC 290 Congress Street Boston, Massachusetts 02210
(Name and Address of Agents for Service)

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d).
EXPLANATORY NOTE
This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-280485) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of adding exhibits to such Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note, and Part C of the Registration Statement on Form N-2. This Post-Effective Amendment No. 1 does not change the form of any prospectus or Statement of Additional Information included in post-effective amendments previously filed with the Securities and Exchange Commission (the “SEC”). As permitted by Rule 462(d), this Post-Effective Amendment No. 1 shall become effective upon filing with the SEC.

PART C. OTHER INFORMATION
Item 25. Financial Statements and Exhibits
1. Financial Statements
Part A. Financial Highlights for the ten years ended December 31, 2023 and for the six months ended June 30, 2024.
Part B. The required financial statements are included in the Fund’s 2023 Annual Report and in the Fund’s 2024 Semiannual Report, which are incorporated by reference into the Statement of Additional Information. These statements include: Portfolio of Investments at December 31, 2023 and June 30, 2024; Statement of Assets and Liabilities at December 31, 2023 and June 30, 2024; Statement of Operations for the year ended December 31, 2023 and for the six-month period ended June 30, 2024; Statements of Changes in Net Assets for the years ended December 31, 2023 and 2022 and for the six-month period ended June 30, 2024; Notes to Financial Statements; Financial Highlights for the ten years ended December 31, 2023 and for the semiannual period ended June 30, 2024; Report of Independent Registered Public Accounting Firm.
The Fund’s future stockholder reports are hereby incorporated by reference.
2. Exhibits
Exhibit Number	Exhibit Description	Filed Herewith or Incorporated by Reference	Information About the Filing that Includes the Document Incorporated by Reference
			Registrant that Made the Filing	File No. of Such Registrant	Type of Filing	Exhibit of Document in that Filing	Filing Date
(a)(1)	Articles of Incorporation of Registrant dated August 31, 2009	Incorporated by Reference	Columbia Seligman Premium Technology Growth Fund, Inc.	333-161752	Registration Statement on Form N-2	(a)	9/4/2009
(a)(2)	Articles of Amendment, dated September 24, 2010	Incorporated by Reference	Columbia Seligman Premium Technology Growth Fund, Inc.	333-161752	Post-Effective Amendment #1 on Form N-2	(a)(1)	3/14/2016
(b)	Amended and Restated By-laws of the Registrant effective February 10, 2016	Incorporated by Reference	Columbia Seligman Premium Technology Growth Fund, Inc.	333-161752	Post-Effective Amendment #1 on Form N-2	(b)	3/14/2016
(c)	Not applicable
(d)	Not applicable
(e)	Dividend Investment Plan of Registrant	Incorporated by Reference	Columbia Seligman Premium Technology Growth Fund, Inc.	333-280485	Pre-Effective Amendment #1 on Form N-2	(e)	10/30/2024
(f)	Not applicable
(g)(1)	Management Agreement between the Registrant and Columbia Management Investment Advisers, LLC	Incorporated by Reference	Columbia Seligman Premium Technology Growth Fund, Inc.	333-161752	Post-Effective Amendment #2 on Form N-2	(g)	4/28/2016
(g)(2)	Schedule A, effective November 15, 2024, to the Management Agreement dated May 1, 2016, between Columbia Management Investment Advisers, LLC and the Registrant	Incorporated by Reference	Columbia Seligman Premium Technology Growth Fund, Inc.	333-280485	Pre-Effective Amendment #1 on Form N-2	(g)(2)	10/30/2024
(h)(1)	Underwriting Agreement, dated November 24, 2009	Incorporated by Reference	Columbia Seligman Premium Technology Growth Fund, Inc.	333-280485	Pre-Effective Amendment #1 on Form N-2	(h)(1)	10/30/2024
(h)(2)	Structuring Fee Agreement between Wells Fargo Securities, LLC and RiverSource Investments, LLC	Incorporated by Reference	Columbia Seligman Premium Technology Growth Fund, Inc.	333-280485	Pre-Effective Amendment #1 on Form N-2	(h)(2)	10/30/2024

Exhibit Number	Exhibit Description	Filed Herewith or Incorporated by Reference	Information About the Filing that Includes the Document Incorporated by Reference
			Registrant that Made the Filing	File No. of Such Registrant	Type of Filing	Exhibit of Document in that Filing	Filing Date
(h)(3)	Structuring Fee Agreement between UBS Securities LLC and RiverSource Investments, LLC	Incorporated by Reference	Columbia Seligman Premium Technology Growth Fund, Inc.	333-280485	Pre-Effective Amendment #1 on Form N-2	(h)(3)	10/30/2024
(h)(4)	Structuring Fee Agreement between Ameriprise Financial Services, Inc. and RiverSource Investments, LLC	Incorporated by Reference	Columbia Seligman Premium Technology Growth Fund, Inc.	333-280485	Pre-Effective Amendment #1 on Form N-2	(h)(4)	10/30/2024
(h)(5)	Incentive Fee Agreement (Raymond James)	Incorporated by Reference	Columbia Seligman Premium Technology Growth Fund, Inc.	333-280485	Pre-Effective Amendment #1 on Form N-2	(h)(5)	10/30/2024
(h)(6)	Incentive Fee Agreement	Incorporated by Reference	Columbia Seligman Premium Technology Growth Fund, Inc.	333-161752	Pre-Effective Amendment #4 on Form N-2	(h)(8)	11/24/2009
(h)(7)	Distribution Agreement between the Registrant and ALPS Distributors, Inc. relating to the Registrant's "at-the- market" offering of Registrant's Common Shares	Incorporated by reference	Columbia Seligman Premium Technology Growth Fund, Inc.	333-280485	Registration Statement	(h)(9)	6/26/2024
(h)(7)(i)	Amendment 1 to the Distribution Agreement	Incorporated by Reference	Columbia Seligman Premium Technology Growth Fund, Inc.	333-280485	Pre-Effective Amendment #1 on Form N-2	(h)(7)(i)	10/30/2024
(h)(8)	Sub-Placement Agent Agreement	Filed Herewith	Columbia Seligman Premium Technology Growth Fund, Inc.	333-280485	Post-Effective Amendment #1 on Form N-2	(h)(8)	3/6/2025
(i)	Deferred Compensation Plan, adopted as of December 31, 2020	Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #218 on Form N-1A	(f)	2/25/2021
(j)	Second Amended and Restated Master Global Custody Agreement the Registrant and JPMorgan Chase Bank, N.A.	Incorporated by Reference	Columbia Funds Series Trust	333-89661	Post-Effective Amendment #93 on Form N-1A	(g)(3)	5/27/2011
(k)(1)	Transfer Agency Agreement, dated November 12, 2009	Incorporated by Reference	Columbia Seligman Premium Technology Growth Fund, Inc.	333-280485	Pre-Effective Amendment #1 on Form N-2	(k)(1)	10/30/2024
(k)(2)	Master Inter-Fund Lending Agreement, dated May 1, 2018	Incorporated by Reference	Columbia Funds Series Trust II	333-131683	Post-Effective Amendment #179 on Form N-1A	(h)(11)	5/25/2018
(k)(2)(i)	Schedule A and Schedule B, effective July 1, 2024, to the Master Inter-Fund Lending Agreement dated May 1, 2018	Incorporated by Reference	Columbia Funds Series Trust I	2-99356	Post-Effective Amendment #418 on Form N-1A	(h)(10)(i)	7/26/2024
(k)(3)	Fund of Funds Investment Agreement, dated January 24, 2022, between First Trust Portfolios L.P. and Tri-Continental Corporation and Columbia Seligman Premium Technology Growth Fund	Incorporated by Reference	Tri-Continental Corporation	333-255533	Post-Effective Amendment #2 on Form N-2	(k)(3)	6/2/2022

Exhibit Number	Exhibit Description	Filed Herewith or Incorporated by Reference	Information About the Filing that Includes the Document Incorporated by Reference
			Registrant that Made the Filing	File No. of Such Registrant	Type of Filing	Exhibit of Document in that Filing	Filing Date
(k)(4)	Fund of Funds Investment Agreement, dated January 24, 2022, between First Trust CEF Income Opportunity ETF and Tri-Continental Corporation and Columbia Seligman Premium Technology Growth Fund	Incorporated by Reference	Tri-Continental Corporation	333-255533	Post-Effective Amendment #2 on Form N-2	(k)(4)	6/2/2022
(l)(1)	Opinion and Consent of Clifford Chance US LLP	Incorporated by Reference	Columbia Seligman Premium Technology Growth Fund, Inc.	333-161752	Pre-Effective Amendment #3 on Form N-2	(l)(1)	10/23/2009
(l)(2)	Opinion and Consent of Venable LLP	Incorporated by Reference	Columbia Seligman Premium Technology Growth Fund, Inc.	333-161752	Pre-Effective Amendment #3 on Form N-2	(l)(2)	10/23/2009
(l)(3)	Opinion and Consent of Ropes & Gray LLP	Incorporated by Reference	Columbia Seligman Premium Technology Growth Fund, Inc.	333-280485	Pre-Effective Amendment #2 on Form N-2	(l)(3)	11/13/2024
(l)(4)	Opinion and Consent of Venable LLP	Incorporated by Reference	Columbia Seligman Premium Technology Growth Fund, Inc.	333-280485	Registration Statement	(l)(4)	6/26/2024
(m)	Not Applicable
(n)	Consent of Independent Registered Public Accounting Firm	Incorporated by Reference	Columbia Seligman Premium Technology Growth Fund, Inc.	333-280485	Pre-Effective Amendment No. 1 to Registration Statement on Form N-2	(n)	10/30/2024
(o)	Not Applicable
(p)	Initial subscription Agreement	Incorporated by Reference	Columbia Seligman Premium Technology Growth Fund, Inc.	333-161752	Pre-Effective Amendment #2 on Form N-2	(p)	10/22/2009
(q)	Not Applicable
(r)(1)	Code of Ethics adopted under Rule 17j-1 for Registrant, effective March 2019	Incorporated by Reference	Columbia Funds Variable Series Trust II	333-146374	Post-Effective Amendment #68 on Form N-1A	(p)(1)	4/26/2019
(r)(2)	Columbia Threadneedle Investments Global Personal Account Dealing and Code of Ethics, effective December 2024	Incorporated by Reference	Columbia ETF Trust I	333-209996	Post-Effective Amendment #40 on Form N-1A	(p)(2)	12/19/2024
(s)	Calculation of Filing Fee Table	Incorporated by Reference	Columbia Seligman Premium Technology Growth Fund, Inc.	333-280485	Pre-Effective Amendment #1 on Form N-2	(s)	10/30/2024
Item 26. Marketing Arrangements.
See Distribution Agreement with respect to the Rule 415 offering filed by Pre-Effective Amendment.
Item 27. Other Expenses of Issuance and Distribution.
The following table sets forth the estimated expenses to be incurred by the Registrant in connection with the offering described in this Registration Statement:

SEC Registration Fees	$0
FINRA Fees	$0

New York Stock Exchange Fees	$0
Costs of Printing (other than stock certificates)	$0
Accounting Fees and Expenses	$0
Legal Fees and Expenses	$0
Miscellaneous	$0
Total	$0
* Columbia Management Investment Advisers, LLC, the Registrant’s Investment Manager, will pay expenses of the Registrant's Rule 415 “at-the-market” offering (other than the applicable commissions).
Item 28. Persons Controlled by or Under Common Control with Registrant.
None.
Item 29. Number of Holders of Securities.
As of September 30, 2024
Title of Class	Number of Recordholders
Common Stock	74
Item 30. Indemnification.
Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. The Fund’s charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the Investment Company Act.
The Fund’s charter authorizes it, to the maximum extent permitted by Maryland law, to obligate the Fund, and the Fund’s Bylaws so obligate the Fund, to indemnify any present or former Director or officer or any individual who, while a Director or officer of the Fund and at the request of the Fund, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity, from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in that capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The Fund’s charter and Bylaws also permit the Fund to indemnify and advance expenses to any individual who served a predecessor of the Fund in any of the capacities described above and any employee or agent of the Fund or a predecessor of the Fund. In accordance with the Investment Company Act, the Fund will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.
Maryland law requires a corporation (unless its charter provides otherwise, which the Fund’s charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.
Reference should be made to the Fund’s charter on file with the SEC for the full text of these provisions.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised by the SEC that such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
Item 31. Business and Other Connections of Investment Manager.
INVESTMENT MANAGER
The description of the Investment Manager under the caption “Management of the Fund” in the Prospectus and “Investment Management and Other Services” in the Statement of Additional Information of this Registration Statement are incorporated by reference herein. The Investment Manager, a limited liability company organized under the laws of Delaware, acts as Investment Manager to the Registrant. The Registrant is fulfilling the requirement of this Item 30 to provide a list of the officers and directors of the Investment Manager, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the Investment Manager or those officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV of the Investment Manager filed with the commission pursuant to the Investment Advisers Act of 1940, as amended (Commission File No. 801-25943), and is incorporated by reference herein.
Item 32. Locations of Accounts and Records.
Persons maintaining physical possession of accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder include:
■
Registrant, 290 Congress Street, Boston, MA, 02210 and 485 Lexington Avenue,12th Fl, New York, NY 10017;
■
Registrant’s investment adviser and administrator, Columbia Management Investment Advisers, LLC, 290 Congress Street, Boston, MA 02210;
■
Registrant’s stockholder service agent, Equiniti Trust Company, LLC, 6201 15th Avenue, Brooklyn, NY 11219;
■
Registrant’s custodian, JPMorgan Chase Bank, N.A., 1 Chase Manhattan Plaza, New York, NY 10005;
In addition, Iron Mountain Records Management is an off-site storage facility housing historical records that are no longer required to be maintained on-site. Records stored at this facility include various trading and accounting records, as well as other miscellaneous records. The address for Iron Mountain Records Management is 920 & 950 Apollo Road, Eagan, MN 55121, 175 Bearfoot Road, Northborough, MA, 01532 and 26 Parkway Drive, Scarborough, ME 04074.
Certain information on the above-referenced physical possession of accounts, books and other documents is also included in the Registrant’s filing on Form N-CEN filed with the Securities and Exchange Commission on March 13, 2024.
Item 33. Management Services.
Not applicable
Item 34. Undertakings.
Registrant undertakes:
3.a.
to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:
(1) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(2) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and
(3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
3.b.
that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;
3.c.
to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

3.d.
that, for the purpose of determining liability under the Securities Act to any purchaser:
(1) if the Registrant is relying on Rule 430B under the 1933 Act:
(A) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.
(2) if the Registrant is subject to Rule 430C under the Securities Act:
Each prospectus filed pursuant to Rule 424(b) under the 1933 Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
3.e.
that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:
The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:
(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;
(2) free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;
(3) the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and
(4) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.
5.
that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
6.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
7.
to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Columbia Seligman Premium Technology Growth Fund, Inc., has duly caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Boston, and the Commonwealth of Massachusetts on the 6th day of March, 2025.
Columbia Seligman Premium Technology Growth Fund, Inc.
By:	/s/ Daniel J. Beckman
Daniel J. Beckman Director and President
Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities indicated on the 6th day of March, 2025.
Signature	Capacity	Signature	Capacity
/s/ Daniel J. Beckman	Director and President (Principal Executive Officer)	/s/ Patricia M. Flynn*	Director
Daniel J. Beckman		Patricia M. Flynn
/s/ Michael G. Clarke*	Chief Financial Officer, Principal Financial Officer and Senior Vice President	/s/ Brian J. Gallagher*	Director
Michael G. Clarke		Brian J. Gallagher
/s/ Charles H. Chiesa*	Treasurer, Chief Accounting Officer (Principal Accounting Officer) and Principal Financial Officer	/s/ Douglas A. Hacker*	Director
Charles H. Chiesa		Douglas A. Hacker
/s/ Pamela G. Carlton*	Director and Chair of the Board	/s/ David M. Moffett*	Director
Pamela G. Carlton		David Moffett
/s/ George S. Batejan*	Director	/s/ Catherine James Paglia*	Director
George S. Batejan		Catherine James Paglia
/s/ Kathleen A. Blatz*	Director	/s/ Sandra Yeager*	Director
Kathleen A. Blatz		Sandra Yeager
/s/ Janet Langford Carrig*	Director
Janet Langford Carrig

*	By: Name:	/s/ Joseph D’Alessandro
Joseph D’Alessandro** Attorney-in-fact
**
Executed by Joseph D’Alessandro on behalf of Michael G. Clarke pursuant to a Power of Attorney, dated August 28, 2024, on behalf of Charles H. Chiesa pursuant to a Power of Attorney, dated August 29, 2024 and on behalf of the Directors pursuant to a Power of Attorney, dated September 27, 2024.

Columbia Seligman Premium Technology Growth Fund, Inc.
(the “Registrant”)
POWER OF ATTORNEY
Each of the undersigned, as directors of the above listed investment company, constitutes and appoints, Christopher O. Petersen, Michael E. DeFao, Ryan C. Larrenaga, Joseph D’Alessandro, and Megan E. Garcy, each individually, as his or her true and lawful attorney-in-fact and agent (each an “Attorney-in-Fact”, each with full power of substitution or resubstitution, in any and all capacities, including without limitation in the undersigned’s capacity as a director of the Registrant, in the furtherance of the business and affairs of the Registrant: (i) to execute any and all Registration Statements of the Fund on Form N-2 under the Securities Act of 1933 and the Investment Company Act of 1940 registering securities of the Fund, including any pre-effective and post-effective amendments thereto, with all exhibits in connection with the at the market offering; and (ii) to execute any and all federal, state or foreign regulatory or other required filings, including all applications with regulatory authorities, state charter or organizational documents and any amendments or supplements thereto, to be executed by, on behalf of, or for the benefit of, the Registrant. The undersigned hereby grants to each Attorney-in-Fact full power and authority to do and perform each and every act and thing contemplated above, as fully and to all intents and purposes as the undersigned might or could do in person, and hereby ratifies and confirms all that said Attorneys-in-Fact, individually or collectively, may lawfully do or cause to be done by virtue hereof.
This Power of Attorney shall not be revoked with respect to any undersigned director by any subsequent power of attorney the undersigned may execute unless such subsequent power of attorney specifically refers to this Power of Attorney or specifically states that the instrument is intended to revoke all prior general powers of attorney or all prior powers of attorney (and unless otherwise required by a provision of law that cannot be waived). This Power of Attorney shall terminate automatically with respect to the Registrant if the undersigned ceases to hold the above-referenced office of the Registrant.

Dated: September 27, 2024

/s/ Pamela G. Carlton	Director and Chair of the Board	/s/ Brian J. Gallagher	Director
Pamela G. Carlton		Brian J. Gallagher
/s/ George S. Batejan	Director	/s/ Douglas A. Hacker	Director
George S. Batejan		Douglas A. Hacker
/s/ Daniel J. Beckman	Director	/s/ David M. Moffett	Director
Daniel J. Beckman		David M. Moffett
/s/ Kathleen A. Blatz	Director	/s/ Catherine James Paglia	Director
Kathleen A. Blatz		Catherine James Paglia
/s/ Janet Langford Carrig		/s/ Sandra L. Yeager
Janet Langford Carrig	Director	Sandra L. Yeager	Director
/s/ Patricia M. Flynn	Director
Patricia M. Flynn

Columbia Seligman Premium Technology Growth Fund, Inc.
(the “Registrant”)
Power of attorney
The undersigned constitutes and appoints Christopher O. Petersen, Michael E. DeFao, Ryan C. Larrenaga, Joseph D’Alessandro, and Megan E. Garcy, each individually, his true and lawful attorney-in-fact and agent (each an “Attorney-in-Fact” with full power of substitution or resubstitution, in any and all capacities, including without limitation in the undersigned’s capacity as Chief Financial Officer, Principal Financial Officer and Senior Vice President of the Registrant, in the furtherance of the business and affairs of the Registrant: (i) to execute any and all Registration Statements of the Fund on Form N-2 under the Securities Act of 1933 and the Investment Company Act of 1940 registering securities of the Fund, including any pre-effective and post-effective amendments thereto, with all exhibits; and (ii) to execute any and all federal, state or foreign regulatory or other required filings, including all applications with regulatory authorities, state charter or organizational documents and any amendments or supplements thereto, to be executed by, on behalf of, or for the benefit of, the Registrant. The undersigned hereby grants to each Attorney-in-Fact full power and authority to do and perform each and every act and thing contemplated above, as fully and to all intents and purposes as the undersigned might or could do in person, and hereby ratifies and confirms all that said Attorneys-in-Fact, individually or collectively, may lawfully do or cause to be done by virtue hereof.
This Power of Attorney shall not be revoked by any subsequent power of attorney I may execute unless such subsequent power of attorney specifically refers to this Power of Attorney or specifically states that the instrument is intended to revoke all prior general powers of attorney or all prior powers of attorney (and unless otherwise required by a provision of law that cannot be waived). This Power of Attorney shall terminate automatically with respect to the Registrant if the undersigned ceases to hold the above-referenced office of the Registrant.
Dated: August 28, 2024
/s/ Michael G. Clarke
Michael G. Clarke

Columbia Seligman Premium Technology Growth Fund, Inc.
(the “Registrant”)
POWER OF ATTORNEY
The undersigned constitutes and appoints Christopher O. Petersen, Michael E. DeFao, Ryan C. Larrenaga, Joseph D’Alessandro, and Megan E. Garcy, each individually, his true and lawful attorney-in-fact and agent (each an “Attorney-in-Fact” with full power of substitution or resubstitution, in any and all capacities, including without limitation in the undersigned’s capacity as Treasurer, Chief Accounting Officer (Principal Accounting Officer) and Principal Financial Officer of the Registrant, in the furtherance of the business and affairs of the Registrant: (i) to execute any and all Registration Statements of the Fund on Form N-2 under the Securities Act of 1933 and the Investment Company Act of 1940 registering securities of the Fund, including any pre-effective and post-effective amendments thereto, with all exhibits; and (ii) to execute any and all federal, state or foreign regulatory or other required filings, including all applications with regulatory authorities, state charter or organizational documents and any amendments or supplements thereto, to be executed by, on behalf of, or for the benefit of, the Registrant. The undersigned hereby grants to each Attorney-in-Fact full power and authority to do and perform each and every act and thing contemplated above, as fully and to all intents and purposes as the undersigned might or could do in person, and hereby ratifies and confirms all that said Attorneys-in-Fact, individually or collectively, may lawfully do or cause to be done by virtue hereof.
This Power of Attorney shall not be revoked by any subsequent power of attorney I may execute unless such subsequent power of attorney specifically refers to this Power of Attorney or specifically states that the instrument is intended to revoke all prior general powers of attorney or all prior powers of attorney (and unless otherwise required by a provision of law that cannot be waived). This Power of Attorney shall terminate automatically with respect to the Registrant if the undersigned ceases to hold the above-referenced office of the Registrant.
Dated: August 29, 2024
/s/ Charles H. Chiesa
Charles H. Chiesa

Exhibit Index
Exhibits Related to Item 25 of Part C
(h)(8)	Sub-Placement Agent Agreement